Exhibit 99.1

OPC Energy Ltd.
(hereinafter - the “Company”)

June 9, 2025

To The Israel Securities Authority www.isa.gov.il	To The Tel Aviv Stock Exchange Ltd. www.tase.co.il

Subject: CPV Group - Business updates regarding the Basin Ranch Project - Towards construction of a power plant with a capacity of approx. 1.35 GW in Texas

1.
Pursuant to Section 5B2 of the Company's Interim Reports as of March 31, 2025,[1] in connection with evaluating various alternatives for the purpose of raising the capital required to construct the Basin Ranch Project[2] (hereinafter - the “Project”), including by combining financing with the subsidized loan expected from TEF[3] (Texas Energy Fund), taking into account, inter alia, the Project’s timetables and market conditions, the Company is pleased to update that, as of the date of this report, the Company's Board of Directors intends to proceed with financing the CPV Group's share at an estimated approx. USD 530 million (approx. NIS 1.85 billion), out of the total equity required for the Project’s construction, by way of combining capital raising by the Company, if any, as stated in an immediate report published simultaneously with this Report, with obtaining bank financing by the CPV Group, subject to completing the negotiations, in accordance with the following in this Report (rather than by way of a private offering by the CPV Group4).

[1]
A gas-fired power plant with an estimated approx. 1.35 GW in capacity in West Texas (ERCOT Market), in Ward County, Texas, with future carbon capture potential, 70% of which is held by the CPV Group and 30% - by GE Vernova and constitutes, as of the report date, an associate included in the CPV Group’s financial statements. It is clarified that the said carbon capture potential may be considered as a separate component in the future, subject to commercial and technical feasibility and to various terms and conditions that have yet to be formulated, and this component is not included in the power plant project, which is at an advanced development, pre-construction stage as stated in this report.

[2]
Section 5B2 to the Company's Report of the Board of Directors as of March 31, 2025, published on May 21, 2025 (Ref. No.: 2025-01-035583) (hereinafter - the "Interim Report"), which is presented by way of reference.

[3]
For further details regarding the process of obtaining senior debt for the Project as part of the loan from TEF, see Section 5B2 to the Interim Report (hereinafter - the "TEF Loan"). As of the date of this report, the tests have yet to be completed, as have all the documents and processes involved in obtaining a TEF loan, and all of the terms and conditions and undertakings involved (which are expected to include first-lien collateral on the Project) have yet to be formulated. As of this date, and subject to completing the said terms and conditions and tests, the Company expects the TEF Loan Agreement to be signed during the second half of 2025. It should be noted that in addition to a TEF Loan, the Project is expected to enter into agreements with lenders to receive ancillary credit facilities for the Project, including the provision of secondary lien ancillary facilities.

[4]
The Company and the CPV Group may reconsider options for a private placement by the CPV Group (including introducing a partner into the CPV Group), in order to - among other things - promote the CPV Group’s backlog of projects under development, taking into account the relevant timetables, circumstances (such as the level of maturity, the required capital amount) and relevant market conditions. Such a private placement, if considered, involves prolonged processes (including, inter alia, formulating the optimal capital raising structure, identifying a relevant investor, completing negotiations to formulate agreed upon transaction terms and conditions, performing due diligence and obtaining regulatory approvals and third-party consents). It should be clarified that, as of the report date, such conditions have yet to mature in order to raise capital by the CPV Group, and there is no certainty whether capital raising will be considered or executed in the future, nor regarding its timing.

2.
Further to the aforesaid, as of the date of the report, the CPV Group is negotiating with Bank Leumi le-Israel B.M. (hereinafter - the "Lender") to enter into an agreement to provide a loan in the amount of approx. USD 300 million for financing part of the equity required for the CPV Group's share in the construction of the Project as stated above (hereinafter - the "Financing Agreement"). In this framework, negotiations are being held between the parties on the basis of a non-binding agreement in principle in connection with the provision of said loan (hereinafter - the “Agreement in Principle”), which includes, as of this date, the main (non-final) principles, as follows:

Borrower	CPV Group (no guarantee provided by the Company).
Estimated Loan Amount (principal)	Approx. USD 300 million (NIS 1.05 billion as of the reporting date) (hereinafter - the "Loan Amount").
Loan withdrawal date
Under the Agreement in Principle, there are several alternatives for withdrawing the Loan Amount, including withdrawing the full Agreement in Principle at the closing date, withdrawal in installments or according to mechanisms to be defined.

Interest rate	Annual SOFR-based interest rate plus a spread ranging from 2.8% to 3.4%.
Repayment dates principal and interest
The interest on the loan shall be payable each quarter starting on March 31, 2027, with the interest accrued until the first payment to be added to the loan principal;

The loan principal (including said accrued interest) is payable by March 31, 2027 in accordance with the amortization schedule, as follows:

2027-2029: 5% per annum

2030-2031: 25% per annum

2032: 35%.

Notwithstanding the foregoing, if the commercial operation of the Project commences during 2029, an adjustment will be made to the principal payment rates as of the first quarter after the date of commercial operation, such that the entire loan is repaid no later than December 31, 2032.

Financial covenants for CPV Group
Financial covenants applicable to CPV group:

Total equity: greater than USD 750 million;

Adjusted net debt to adjusted EBITDA ratio of less than 7.0.[5]

The financial covenants will be examined on a quarterly basis and shall be subject to the terms and conditions and testing mechanisms as shall be set forth in the Financing Agreement.

Collateral
Subject to the relevant statutory provisions and provisions of the financing agreements (including the TEF Loan), the Lender will be entitled to a lien on the account into which the dividends are paid from the Project to the Borrower or Project Companies, all in accordance with the terms and conditions specified in the Financing Agreement; in addition, a commitment to a negative lien shall be provided by the borrower, subject to existing and future Project financing or provision of liens as part of financing the portfolio assets of the Borrower and/or its subsidiaries and/or its associates.

Further terms and conditions
Additional terms and conditions, undertakings by the Borrower and the repayment grounds, which include (as the case may be) certain limitations on the borrower and/or its subsidiaries and/or associates in connection with taking on debt, as shall be determined by the Financing Agreement, excluding taking on permitted debt in connection with the areas of activity of the borrower and/or its subsidiaries and/or associates (such as taking on limited resource project financing for a new project and/or refinancing of an existing project, taking on and/or extending certain credit facilities, etc.); restrictions on execution of dividend distributions and repayment of shareholder loans by the borrower in accordance with shareholders’ equity requirements and a specific leverage ratio for this purpose, limitations on the change of control over the borrower (including indirectly); limitations on the sale of assets, except those agreed upon in advance or which are immaterial to the borrower’s business activity; limitations on a change in the area of activity; cross-acceleration as will be defined by the Financing Agreement, etc.

In addition, provisions were set with regard to fees, as is generally accepted in Financing Agreements, including early repayment fees. It is clarified that early repayment fee for the loan (except for fees in respect of economic damage, as applicable) were set at levels which decrease gradually over the loan term, such that within a set number of years no early repayment fees will apply.

[5]
As a rule, the defined terms are expected to be based on the definitions set forth in the OPC Israel’s Financing Agreement with Israeli banking corporations, including Bank Leumi (for details, see Note 14B1 to the Company’s Financial Statements as of December 31, 2024, attached to the 2024 Periodic Report) and are based on the proportionate consolidation method.

Signing the binding Financing Agreement - which is at the negotiation stage, as aforesaid - is subject to conditions precedent which have not yet been fulfilled as of the date of this report, including entering into all the Project’s agreements required for the financial closing of the Project, signing the TEF Loan at no less than a certain percentage of the total project costs, signing an agreement for second lien ancillary facilities, provision of the entire equity amount - including the difference between the loan amount and the equity required from the CPV Group6 (in cash and/or through the provision of relevant bank guarantees).

In addition, as of the report date, entering into the Financing Agreement and its final terms and conditions are subject to, inter alia, the completion of a legal and financial due diligence on the part of the bank, including evaluating the financing terms and conditions to be agreed upon (as far as they are indeed agreed upon) under the TEF Loan, the bank's decision regarding the provision of the financing, formulating agreements regarding the binding terms and conditions, compliance with the set schedule (and/or schedule to be agreed upon) for the entry into the Financing Agreement as determined and agreed upon by the parties, and obtaining corporate approvals for entering into the agreement.

As of the date of this report, the parties are in negotiations, with the decision to enter the agreement subject to, inter alia (in addition to the above), market conditions, progress of the Project’s development (including the signing of major agreements) and the discretion of the Lender’s organs, the CPV Group and the Company; accordingly - there is no certainty as to entering into the Financing Agreement, its final terms and conditions or the extension of the loan by virtue thereof, if such an agreement is indeed signed.7

3.
Additional details regarding the Project

Further to that which is stated in the Interim Report and the Company's analyst presentation dated May 21, 2025 (Ref. No.: 2025-01-035589) with respect to the Project, following are additional data regarding the Project and its market of operation as of the date of this report:

a)
The ERCOT market

ERCOT administers the transmission of electricity to more than 27 million consumers in the state of Texas, accounting for approx. 90% of Texas's electricity consumption. ERCOT operates as an independent system operator (ISO) and is responsible for the reliability of the electricity grid and operation of the competitive wholesale electricity market.

ERCOT is unique in that it operates solely within the state of Texas, under local regulation (PUCT), and is not subject to the Federal Energy Regulatory Authority (FERC). In addition, ERCOT operates largely independently of electrical transmission systems in West and East Texas.

ERCOT operates a competitive wholesale electricity market, which includes a day-ahead market and a real time market for the sale of electricity and related services. However, there is no mechanism of capacity payments for power plants, unlike the in the PJM, NYISO and ISO-NE markets.

As of the report date, ERCOT's electricity market is seeing significant, continued growth in demand, partly against the backdrop of rapid growth in the population of Texas, the expansion of industrial activity, as well as an increase in demand for electricity from energy-intensive sectors such as data centers, the oil and gas industry, and cryptocurrency mining.

In recent years, the maximum demand for electricity in the ERCOT system reached new records, and forecasts published by ERCOT indicate an average annual growth rate of approx. 13.6% in energy demand by 2031.[8]

It is noted that the ERCOT market is characterized by relatively high price volatility relative to the other markets in which the CPV Group operates and does not involve, as aforesaid, guaranteed capacity payments. Accordingly, once commercially operational, the Project is expected to be further exposed to the risks involved with energy prices and market conditions, and in order to reduce exposure, it is expected to enter into hedging agreements as set forth below. (For the aforementioned risk factors as stated in section 8.9, 8.21.1, 8.21.2, and 8.21.10 to Chapter A to the 2024 Periodic Report. It is further clarified that the volatility of the ERCOT markets is substantially higher, such that any unplanned downtime of the Project (such as due to extreme weather, malfunctions, etc.) may be highly material in terms of Project’s performance and its results.[9]

[6]
As of the report date, the Company indirectly holds approx. 70% of the CPV group. For details regarding the other limited partners of the CPV Group, see Section 14.2.2 to Chapter A of the Company's 2024 Periodic Report dated March 12, 2025 (Ref. No. 2025-01-016318) (hereinafter - the “Periodic Report”) and Note 23A3 to the Financial Statements attached to the Periodic Report. In addition to the preparations made by the Company and CPV Group for providing the entire equity amount needed by the CPV Group for the Project’s construction, the Company intends to negotiate with the said limited partners with respect to providing their share of the equity for the Project, in accordance with the partnership agreement between the parties. It is clarified that, as of the date of this report, the process of providing their share in the investment of the Limited Partners as stated has not yet been completed and there is no certainty as to its terms or completion.

[7]
It is clarified that the provisions of this Report, in connection with entering into the Binding Financing Agreement, its final terms and conditions, and actual withdrawal of the loan (including the date thereof) include forward-looking information, as defined by the Securities Law, 1968 (hereinafter - the “Securities Law”), the materialization of which is uncertain and which may materialize differently than expected, including due to factors which are not dependent on the Company, including the completion of the required tests and approvals as stated above, a change in commercial or financing terms and conditions, non-compliance with any of the conditions precedent, completion of the due diligence and approval by the financing party, and other factors, as stated below in this report.

[8]	Source: The report "Capacity, Demand and Reserves (CDR) in ERCOT Region, 2026-2030", dated May 16, 2025.
[9]
As stated above, unplanned downtimes of the Project may have a material adverse effect on the Project and its results (in such a case, significant costs may be incurred under the Project's hedging agreements and other agreements and result in non-compliance with obligations towards third parties, which may result in costs and/or sanctions) and even the results of the CPV Group and the Company. For details regarding the ERCOT market, see Section 8.1.2.2 to the Periodic Report. For further details regarding the ERCOT market and the risk factors to which CPV is exposed, see Sections 8.21 and 19 to the Periodic Report.

b)	Business environment: Historical electricity and natural gas prices in the Project’s geographical area of activity

	For the year ended December 31				For the three-month period ended March 31, 2025
	2021	2022	2023	2024
Natural gas prices - USD/mmBTU (Waha)	5.80	5.18	1.52	0.05	1.81
Electricity prices - USD/MWh (ERCOT West hub)	142.66	59.80	56.49	28.94	31.24
* Spark spread - USD/MWh	104.96	26.13	46.61	28.70	19.48

* Based on electricity and natural gas prices, as described in the table above, with a thermal conversion rate (heat rate) of 6.5 MMBtu/MWh, assuming 24-hour production.

c)	EOX projection for natural gas and electricity prices in the Project geographical area of activity[10]

As additional background to the Project’s geographical area of activity and to provide access to additional external data available, following are forecasts of electricity and natural gas prices in the area in which the power plant will operate, which were conducted by EOX and are based on future market prices of electricity and natural gas.

The data in the table below reflect the forecasts of electricity and natural gas prices as obtained from EOX, with respect to the forecast of electricity prices- the information was processed by CPV Group as follows:

-          At peak hours, electricity is sold at the maximum volume

-          The remaining electricity sales were made during off-peak hours

The spark spread in the table below is calculated according to the following formula:

Spark spread (USD/MWh) = electricity price USD/MWh) – [gas Price (USD/mmBTU) X thermal conversion rate* (heat rate) (mmBTU/MWh)]

	For the 9- month period - April to December 2025	For 2026	For 2027
Natural gas prices - USD/mmBTU (Waha)	1.06	1.71	2.72
Electricity prices - USD/MWh (ERCOT West hub)	62.02	60.82	58.18
* Spark spread - USD/MWh	55.13	49.71	40.49

* Based on electricity and natural gas prices, as described in the table above, with a thermal conversion rate (heat rate) of 6.5 MMBtu/MWh.

It should be clarified that natural gas prices, electricity prices and accordingly - the Project’s actual spark spreads may differ materially from that presented in the table above, inter alia in view of the existence of a different basis and a different distribution of the volume of electricity sold during peak and off-peak hours.

[10]
The data included in this report in connection with the EOX Forecast (including the processing thereof) are based on electricity and gas price forecasts published by EOX - a market consulting company which provides information and data services in the Company’s US Energy Transition Segment, presented as additional background in order to provide access to additional external data available regarding the activity. It is clarified and emphasized that, since these are market forecasts, the Company is naturally unable to conduct (and indeed did not conduct) an independent assessment of the forecasts or the data underlying them. It should be clarified that there are other entities that provide similar information services, which may provide different forecasts regarding these prices. The Company does not undertake to update such data. In addition, it should be emphasized that these are predictions whose actual accuracy or fulfillment are uncertain. The prices of electricity and natural gas (in the market in general and of the CPV Group's power plants in particular, including the Project that is the subject matter of this report, the construction of which is yet to commence) may be different, even materially different, than those presented as a result of various factors, including macroeconomic factors, regulatory changes, political and/or geopolitical events (including global ones) affecting the supply and demand of natural gas and electricity, weather events, events related to the US electricity sector (demand, supply, capacity of power plants, operational events, power grid integrity, transmission infrastructure) and/or failures in the assumptions and estimates underlying the forecast. EOX is a subsidiary of OTC Holdings Global  - a commodity broker, which publishes forward prices for the electricity and natural gas markets, in accordance with trading data for future markets.

Following are the raw data as included in the EOX forecast (excluding processing), see Appendix A to this report:

d)	Additional main details regarding the Project (the data presented in the table below are in 100% terms):[11]

Capacity	Location	Expected construction commencement date (1)	Expected Commercial structure	Regulated market	Total expected construction cost (2)	Total expected senior financing (3)	Expected for first full year of operation
							EBITDA	Cash flow after senior debt servicing
1,350 MW	Ward County, Texas	H2 2025
Sale of electricity in the ERCOT market (energy only), with the Project expected to enter into commercial agreements for hedging approx. 75% of the power plant’s capacity for a period of 7 years from the commercial operation date[12]
				ERCOT - West	Approx. USD 1.8-2.0 billion	Approx. USD 1.1 billion from TEF at a fixed annual interest rate of approx. 3%	Approx. USD 0.275 billion	Approx. USD 0.25 billion

(1)	Subject to the completion of the development, connection and construction as planned, CPV Group estimates that commercial operation of the Project is expected during 2029.

(2)
Further to the provisions of Section 5B2(3) to the Interim Report, as of the date of this report, the said equipment agreement was signed, for which the consideration amount, assuming the agreement is executed, is included in the expected construction cost (and constitutes a significant part thereof). For further details regarding the agreement, including an early termination option, see the above in the Interim Report, which is included herein by way of reference. As of the report date, the CPV Group continues to carry out development and pre-construction actions, including with contractors related to the Project, and works to complete material project agreements.[13]

(3)
In accordance with the expected terms and conditions of the TEF loan, most of the equity required for the Project is expected to be provided at the time of the financial closing of the Project (or shortly thereafter), in cash and/or through relevant bank guarantees.

(4)
It is clarified that the construction and operation of the Project are exposed to various risk factors which characterize energy transition projects (including construction risks and exposure to market risks, operational risks (including malfunctions or extreme weather or natural events), commercial risks and/or regulatory risks (including by virtue of legislation, regulation and/or ERCOT’s requirements). For further details regarding the risk factors applicable to the activity of the CPV Group, see Section 8.21 to Part A to the 2024 Periodic Report. For further details regarding the ERCOT market, see Section 8.1.2.2 to the Periodic Report and for other risk factors involved in the ERCOT market, see Section 3.A above.

The aforementioned in this report, including with respect to the Project’s execution, its characteristics (including capacity, commercial plan and plan for the provision of the equity required for the Project’s construction, as stated above), the expected construction and/or operating dates, estimated construction and development costs, projected data for the Project (including EBITDA, cash flow and spreads), EOX forecast and data (including processing thereof), ERCOT market trends and demand for electricity, the financing amount, completion of material agreements (hedging agreements and their amounts, contractor and connection agreements) and their final terms and conditions, the senior debt structure, including receipt of the TEF Loan and its terms and conditions (including the expected date of the loan) and/or the completion of the capital raising process (including its scope or format and completion of the actions for raising the capital), the provision of the entire amount of the required equity in respect of 100% of the Project (including GE Vernova’s share), entering into the binding Financing Agreement as stated in this report and the final terms and conditions, entering into ancillary credit facilities for the Project and their terms and conditions, completion of the procedure in which the limited partners will provide their share, include forward-looking information, as defined by the Securities Law, which is based on the estimates of the Company and CPV Group as of the reporting date. As stated above, as of the report approval date, the conditions for the materialization of such information have not yet been met, and their materialization, materialization date and manner of materialization are affected by various changes or factors, including changes and factors independent of the Company and/or the CPV Group (such as macroeconomic events (including due to the actions of the US Administration), regulatory changes, operational events, commercial and/or financing conditions), approvals by third parties, including lenders, completion of tests, receipt of permits and licenses for the purpose of connecting the Project and its operation, and other factors which are uncertain at this stage, including due to the Project’s scope, complexity and the stage it is currently in. Delays or changes in the Project’s operational, regulatory, or commercial characteristics, changes in the business environment, etc., may trigger delays in the Project’s construction, higher costs, changes in assessments regarding expected results, and/or failure to comply with undertakings towards third parties (and terminated engagements with them, and/or additional expenses). The foregoing may not materialize in effect, or materialize in a materially different manner, including as a result of the above factors and/or materialization of one or more of the risk factors to which the CPV Group and the Company are exposed, as detailed in Sections 8.21 and 19 to Chapter A of the 2024 Periodic Report.

[11]
The information presented above regarding the Project, including regarding capacity, expected commercial structure (including hedging agreements), construction commencement date, expected date of commercial operation, expected construction cost (including the estimated equity required), assumptions regarding ERCOT market conditions, conditions and funding timeline of the expected senior financing and/or expected operating results for the first full year of operation (EBITDA and cash flows after debt service), includes forward-looking information as defined by the Securities Law, the materialization of which is uncertain (in whole or in part), including due to factors that are beyond the control of the CPV group. The information is based, among other things, on the CPV Group's assessments as of the report date, which are uncertain, and which may not materialize due to factors such as: regulatory changes or legislative changes (including changes affecting major suppliers of projects and/or import of equipment, including changes in energy regulation or legislation or changes in import tariffs of raw materials and products to the US), delays in obtaining permits (it is noted that the completion of the construction, connection and operation requires permits which have yet to be obtained), increase in construction costs, delays in the execution of construction work and/or technical or operational failures, difficulty or delays in entering into an interconnect agreement or connecting the Project to transmission infrastructures or other infrastructures, increase in costs due to commercial terms and conditions stipulated in agreements with major suppliers (such as equipment or contractor agreements), difficulty in entering into commercial agreements, terms and conditions of final commercial and conditions of all final Financing Agreements, energy market conditions (including changes in the ERCOT market conditions at the expected commercial operation date), increase in finance expenses, unexpected expenses, macroeconomic changes, weather events, delays and higher costs associated with supply chains, transport and higher raw material prices, etc. The completion of the Project in accordance with the aforesaid assessments is subject to the fulfillment of terms and conditions, which have not yet been met (in whole or in part) as of the report approval date; therefore, there is no certainty that they will be completed in accordance with the aforesaid. Such construction delays may also affect the ability to meet undertakings towards third parties in connection with the Project.

[12]
As of the report date, exposure to market prices is expected through the following hedges: Gas netback agreements (including a pricing mechanism in which the price of gas paid by the electricity producer is derived from the price of electricity) and PPAs at a fixed price.

[13]
As of the date of this report, there is no certainty as to the completion of the Project’s development processes, that all the agreements set out above and in Section 5B2 to the Interim Report will be signed, and whether the other required terms and conditions for the Project’s execution and connection to the grid or constructed, which have not been met as of the report approval date and there is no certainty as to their fulfillment, the date of their fulfillment or their final terms and conditions, which may be different and even materially different than the aforesaid (if any).

Appendix A - The raw data as included in the EOX forecast14:

Contract Date	ERCOT West Pk	ERCOT West OPk	Waha	Contract Date	ERCOT West Pk	ERCOT West OPk	Waha
01/04/2025	40.82	31.06	-0.87	01/09/2026	81.32	52.66	1.80
01/05/2025	52.88	41.78	-0.04	01/10/2026	53.36	38.35	1.80
01/06/2025	59.96	43.41	0.85	01/11/2026	52.04	37.85	2.15
01/07/2025	113.48	66.57	1.74	01/12/2026	57.16	47.10	3.48
01/08/2025	163.51	92.29	1.85	01/01/2027	85.26	79.39	4.42
01/09/2025	71.89	54.49	1.48	01/02/2027	79.81	73.78	3.98
01/10/2025	58.95	38.38	0.72	01/03/2027	49.04	42.47	2.62
01/11/2025	53.26	42.19	1.13	01/04/2027	46.92	36.41	1.92
01/12/2025	56.35	47.89	2.68	01/05/2027	50.81	43.51	1.93
01/01/2026	74.28	71.96	3.84	01/06/2027	59.00	44.72	2.26
01/02/2026	72.75	68.72	3.58	01/07/2027	86.77	61.04	2.74
01/03/2026	48.89	42.96	0.16	01/08/2027	114.19	64.00	2.83
01/04/2026	48.54	37.42	-0.09	01/09/2027	67.48	47.34	2.59
01/05/2026	53.23	42.10	0.00	01/10/2027	51.41	39.15	2.13
01/06/2026	69.86	45.94	0.41	01/11/2027	47.00	35.38	2.16
01/07/2026	103.52	61.99	1.46	01/12/2027	59.52	43.09	3.08
01/08/2026	137.66	73.90	1.93

14 See footnote 10 above.